— DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS —

The information in this Annual Report contains forward-looking statements with respect to NOVA Chemicals Corporation (NOVA Chemicals), its subsidiaries and affiliated companies. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The words “believe,” “expect,” “plan,” “intend,” “estimate,” or “anticipate” and similar expressions, as well as future or conditional verbs such as “will,” “should,” “would,” and “could” often identify forward-looking statements. Specific forward-looking statements contained in this Annual Report include, among others, statements regarding: our expected financial performance in future periods; cyclical changes in the demand for our products; changes in pricing policies by us or our competitors; our competitive advantages and ability to compete successfully; our estimates of the present value of our future net cash flows; changes in the costs of energy and raw materials; our methods of raising capital; our levels of debt; and general economic conditions. With respect to forward-looking statements contained in this Annual Report, we have made assumptions regarding, among other things: future oil, natural gas and benzene prices; our ability to obtain raw materials; our ability to market products successfully to our anticipated customers; the impact of increasing competition; and our ability to obtain financing on acceptable terms. Some of the risks that could affect our future results and could cause results to differ materially from those expressed in our forward-looking statements include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting-up and operating facilities using new technology; realizing synergy and cost-savings targets; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health, and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand; changes in, or the introduction of, new laws and regulations relating to our business, including environmental, competition and employment laws; loss of the services of any of our executive officers; and uncertainties associated with the North American, European and Asian economies; and other risks detailed from time-to-time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals and its subsidiaries or affiliated companies. The forward-looking statements are expressly modified in their entirety by this cautionary statement. The forward-looking statements are only made as of the date of this Annual Report. NOVA Chemicals undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.

Exhibit 2

Management’s Discussion and Analysis

Management’s Discussion and Analysis includes reports on Olefins/Polyolefins, Styrenics and Corporate activities up to and including page 47. This discussion should be read in conjunction with information contained in the consolidated financial statements and the notes thereto starting on page 50. The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). References to ‘ and net income (loss) to common shareholders before unusual items should be read in conjunction with the discussion of Supplemental Measures on page 40. This Management’s Discussion and Analysis is prepared as of February 12, 2004.

The Business of Commodity Chemicals

NOVA Chemicals operates two commodity chemical businesses, Olefins/Polyolefins and Styrenics. In both product chains, earnings are driven by three basic elements: price, sales volume and cost. These three factors are the main determinants of the margin that we receive for our products and consequently are the most important components influencing earnings and cash flow generation.

— MARGINS —

The supply/demand balance of our products, not necessarily the cost of feedstocks, is the primary driver of margins in our industry. Margin, on a unit basis, is defined as the difference between the selling price of our products and the direct cost to produce and sell them. During peak conditions, when operating rates are high and products are in short supply, margins may increase rapidly as customers attempt to secure scarce supply for their own production. Conversely, in trough conditions, when operating rates are low, producers often must compete for volume and market share by reducing prices. In the trough portion of our cycle, margins can fall to the point where they may or may not cover the cash costs of operating the business. As a result, margin, rather than price, is the better indicator of profitability.

During downturns, companies are reluctant to add capacity. Recently, relatively little new capacity has been added in our product categories and demand is now absorbing excess supply. Sustained operating rates, in excess of 90% in polyethylene and 92% in styrene monomer, are typical inflection points at which margins may begin to expand.

— PRICE —

The prices for our commodity polymer products are based on what customers are willing to pay when they compare the price of our products to the price of similar products. Prices can change quickly as a result of fluctuations in the supply/demand balance and feedstock costs. Volatile feedstock costs over the last two years made it essential that we shorten the time it takes to realize price increases. While thirty-day price notification terms remain in place, we are working hard to eliminate the past practice of providing extended price protection to our customers beyond that notification period.

— COSTS —

Variable costs are the single largest component of total cost, and account for more than three quarters of the total cost of our products. Feedstock costs account for the majority of our total variable costs.

Fixed costs consist of plant operating costs, selling, general and administrative costs, and research and development costs that do not vary with production; they are the key controllable piece of our operating cost structure. In order to be the low-cost producer of the products we make, we set aggressive fixed-cost reduction targets each year, and we continually look to improve processes that facilitate the reduction of fixed costs.

— VOLUME —

Our commodity sales volumes are most heavily influenced by customer demand and price, while our higher-value product sales volumes are most heavily influenced by product quality and service. Our share of industry demand is the result of the performance properties and price of our products versus our competitors. Our objective is to compete on the basis of product performance. However, we sell primarily commodity products, so being able to earn good returns while we price our products at competitive levels is essential. A low-cost position is critical to successfully compete in commodity chemicals, even with a strong portfolio of higher-margin products.

The following table illustrates how changes in various factors would increase our profitability, assuming all other factors were held constant. Changes in the opposite direction would have the opposite effect.

	ESTIMATED (MILLIONS OF $)		(BILLIONS OF LBS.)
POTENTIAL IMPACT TO NOVA CHEMICALS’ PROFITABILITY OF:	ANNUAL BEFORE-TAX INCOME INCREASE	ANNUAL AFTER-TAX INCOME INCREASE(1)	ANNUAL PRODUCTION CAPACITY(2)
Increase of U.S. 1¢ per pound in profit margin
Ethylene(3)	$48	$32	4.8
Polyethylene(4)	35	23	3.5
Styrene(5)	33	22	3.3
Styrenic polymers — North America(6)	22	15	2.2
Styrenic polymers — Europe(6)	13	9	1.3
Propylene	10	7	1.0
Decrease in cost of natural gas by U.S. 10¢ per mmBTU	11	7	—
Decrease in cost of benzene by U.S. 5¢ per gallon	17	11	—
Decrease in Canadian dollar of 1¢ vs. U.S. dollar	7	5	—

(1)   Based on an assumed tax rate of 34%.

(2)   Estimate based on current production capacity assuming utilization of 100%. On average in 2003, our ethylene plants operated at 83% of capacity, our polyethylene plants operated at 83% of capacity, our styrene plants operated at 69% of capacity, and our styrenic polymer plants operated at 70% of capacity.

(3)   Excludes cost-of-service third-party sales.

(4)   Assumes a 275 million pound polyethylene line at our St. Clair River facility will be shut down as planned on May 31, 2004.

(5)   Includes long-term purchase agreements.

(6)   Includes solid polystyrene and expandable polystyrene.

NOVA Chemicals’ Highlights

(MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS AND WHERE NOTED)	2003	2002	2001
Net income (loss) before unusual items
Olefins/Polyolefins	$14	$(5)	$(2)
Styrenics	(130)	(102)	(181)
Corporate	(10)	(15)	44
Methanex	37	5	11
Net loss before preferred securities dividends and distributions and unusual items	(89)	(117)	(128)
Preferred securities dividends and distributions	(29)	(31)	(33)
Net loss to common shareholders before unusual items	(118)	(148)	(161)
Unusual items (after-tax)(1)
Gains on sales of assets	125	36	—
Bayport charge	(8)	—	—
	117	36	—
Net loss to common shareholders	$(1)	$(112)	$(161)
Loss per share before unusual items
— Basic and diluted	$(1.36)	$(1.72)	$(1.88)
Loss per share
— Basic and diluted	$(0.02)	$(1.30)	$(1.88)
Weighted-average common shares outstanding (millions)(2)	87	86	85

(1)   Effective March 28, 2003, new Securities and Exchange Commission (SEC) rules in the U.S. came into effect with respect to non-GAAP financial measures, and accordingly, certain information in prior periods has been restated. Unusual items have been limited to those items or events, which do not occur with any frequency and are outside of normal operations. The sale of our interests in non-strategic assets and the explosion and fire at our Bayport, Texas, styrene monomer production facility have no ongoing impact on operations. See Supplemental Measures on page 41 for a complete listing of unusual items.

(2)   Common shares outstanding at February 12, 2004 were 87,242,653 million.

Changes in NOVA Chemicals’ Net Loss

(MILLIONS OF U.S. DOLLARS)	2003 vs. 2002	2002 vs. 2001
Higher net unit margins	$5	$65
Higher sales volumes	34	65
Higher gross margins	39 (1)	130 (1)
Lower (higher) SG&A and R&D	(16)	23
Lower restructuring charges	5	7
Higher depreciation and amortization	(32)	(36)
Lower (higher) interest expense	(2)	1
Lower tax recovery before unusual items	—	(47)
Other gains	—	(58)
Higher (lower) equity earnings in Methanex	34	(9)
Decrease in net loss before preferred securities dividends and distributions and unusual items	28	11
Unusual items (after-tax)(2)	81	36
Lower preferred securities dividends and distributions	2	2
Decrease in net loss to common shareholders	$111	$49

(1)   Calculated as revenue less feedstock and operating costs.

(2)   Unusual items in 2003 included $125 million in after-tax gains from non-strategic asset sales and an $8 million after-tax charge related to the explosion and fire at our Bayport, Texas styrene monomer production facility. Unusual items in 2002 were limited to the $36 million after-tax gain on the sale of our interest in the Cochin Pipeline.

Our Results

Our financial performance in 2003 continued to reflect trough conditions that began late in 2000.

This trough has been longer than usual and we have experienced losses in each of the last three years. During this period, we have taken action to ensure that our liquidity and financial position remain strong. We have sold non-strategic assets, reduced working capital to minimal levels and restricted capital spending. As a result of these actions, at the end of 2003, we had $459 million of cash and available credit facility and a net debt to total capitalization ratio of 32%.

The U.S. economy began to show signs of recovery late in 2003, which resulted in slightly improved margins in the fourth quarter. Revenues increased $858 million, or 28%, from $3,091 million in 2002 to $3,949 million in 2003. Higher volumes, particularly in styrene monomer and Advanced SCLAIRTECH resins, accounted for the majority of our revenue and margin improvement. Higher average selling prices across all of our products were partially offset by increased feedstock and utility costs. As a result, EBITDA improved only marginally to $223 million in 2003, from $195 million in 2002. Our net loss to common shareholders before unusual items improved to $118 million in 2003, compared with a loss of $148 million in 2002. Our net loss to common shareholders after unusual items improved to a loss of $1 million in 2003 from a loss of $112 million in 2002, primarily from the sale of our investments in Methanex Corporation and the Fort Saskatchewan Ethylene Storage Facility in 2003. These sales resulted in $125 million in gains in 2003, as compared to the $36 million gain we realized on the Cochin Pipeline sale in 2002. For a discussion of EBITDA and unusual items, see Supplemental Measures on page 40.

Our financial performance in 2002 improved over 2001, but conditions remained challenging due to continued excess supply in our Olefins/Polyolefins and Styrenics businesses. While lower average prices led to lower revenues during 2002, overall demand for our products increased, which led to higher sales volumes and slightly higher margins. Although revenue decreased from $3,194 million in 2001 to $3,091 million in 2002, lower average feedstock prices, combined with improved volumes, resulted in our EBITDA increasing by $160 million from $35 million in 2001 to $195 million in 2002. As a result, our net loss to common shareholders improved to $112 million in 2002 from a $161 million loss in 2001. Similarly, our net loss to common shareholders before unusual items improved to a $148 million loss in 2002 from a $161 million loss in 2001. For a discussion of EBITDA and unusual items, see Supplemental Measures on page 40.

Olefins/Polyolefins Business

— PETROCHEMICAL AND FEEDSTOCK ECONOMICS —

Our largest volume product is ethylene, which is central to the production of both polyethylene and styrene monomer. Seventy-five percent of our ethylene is produced at our Joffre, Alberta site; the remaining 25% is manufactured at our Corunna, Ontario plant in a flexi-cracker.

All ethylene plants at Joffre use ethane as their primary feedstock. We purchase natural gas to replace the energy value of the ethane extracted from the gas stream. Ethane is extracted and delivered under medium- to long-term contracts with natural gas liquids extraction and fractionation plants located in Alberta. We manage our ethane balance through our inventories and short-term spot purchases. We also have the capability to use propane for up to 10% of our feedstock requirements in Joffre. In 2003, propane represented 3% of Joffre’s ethylene feedstock. We use propane when the economics of cracking propane versus ethane are favorable. All of our Joffre polyethylene products are manufactured from internally produced ethylene.

We enjoy a cost advantage on the ethylene produced at our Joffre site versus ethylene produced from ethane/propane on the United States Gulf Coast (USGC). Our Joffre site is the largest ethylene complex in the world and has, on average, a lower cost of production than similar plants in North America. In 2003 and 2002, this advantage was approximately 4¢ per pound, down from about 5¢ per pound in 2001, and down from a 14-year historical average of 6¢ per pound. In 2002 and for most of 2003, excess supply reduced the price for ethane relative to natural gas on the USGC and caused our cost advantage to decline. However, during the fourth quarter of 2003, demand for ethane improved on the USGC, which caused our ethylene advantage to increase to 5¢ per pound for the quarter and 6¢ per pound in December. While Joffre’s ethylene advantage will continue to fluctuate from year-to-year, we expect that the structural advantages associated with lower-cost natural gas and the efficiency gained from our large-scale facilities will enable us to maintain the historical average cost advantage of 6¢ per pound over the long-term.

We sell a portion of our Joffre ethylene production to third parties via contracts that allow us to flow through feedstock costs to customers. As a result, NOVA Chemicals’ consumption of ethylene for our own production of polyethylene is approximately 40% of our total ethylene capacity at Joffre.

Our Corunna, Ontario ethylene plant has the flexibility to switch part of its feedstock slate between natural gas liquids and crude oil derivatives, depending on market conditions. Feedstock decisions are made by using a model that calculates the most profitable mix of end products that can be produced from the optimal feedstock slate.

Feedstocks for our Corunna olefins facility are obtained from a wide variety of sources. The majority of the feedstocks are crude oil and crude oil derivatives and condensates, with the remainder being propane, butane, and ethane. The crude oil and derivatives are supplied from western Canada, the United States and from overseas. Condensate, a lighter feedstock than crude oil, yields a higher proportion of olefins feedstocks than heavier crude oil products and is sourced primarily from outside North America. Propane, butane and ethane are sourced from western Canada, local producers and U.S. sources. All of the polyethylene produced in eastern Canada is manufactured from internally produced ethylene.

— POLYETHYLENE ECONOMICS —

Financial results in our Olefins/Polyolefins business are driven in large part by the supply/demand balance for polyethylene. Polyethylene is a globally traded commodity with established merchant markets. When the polyethylene supply/demand balance tightens, operating rates increase and margins can be expected to expand. Peak market conditions for polyethylene margins typically exist when nameplate operating rates for polyethylene are at, or above, 90% for a sustained period of time. On average in 2003, our polyethylene plants operated at 83% of capacity.

Olefins /Polyolefins Financial Highlights

(MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS AND WHERE NOTED)	2003	2002	2001
Revenue(1)	$2,559	$1,930	$2,014
Operating income	$92	$67	$57
Depreciation and amortization	187	166	132
Segment EBITDA(2)	$279	$233	$189
Net income (loss)(3)	$14	$(5)	$(2)
Average capital employed(4)	$1,898	$1,764	$1,689
After-tax return on capital employed(5)	2.5%	1.6%	1.6%

(1)   Before intersegment eliminations.

(2)   See Supplemental Measures on page 40 for the definition of segment EBITDA.

(3)   Before distributions and dividends on preferred securities.

(4)   Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using current exchange rates. Average capital employed increased $223 million in 2003 as a result of exchange rate fluctuation.

(5)   Equals net income (loss) plus after-tax interest expense divided by average capital employed.

— OLEFINS/POLYOLEFINS OPERATING RESULTS, 2003 VERSUS 2002 —

Our results improved in 2003 with net income of $14 million compared with a $5 million loss in 2002. Despite a significant increase in feedstock costs during 2003, prices for our polyethylene and ethylene products increased at a slightly faster pace. Polyethylene volumes were up 6%, while ethylene volumes were down slightly. Most of the increase in polyethylene volumes came from our Advanced SCLAIRTECH resins, which were up 46% to 600 million pounds. In 2004, these volumes are expected to increase to roughly 750 million pounds.

Natural gas and crude oil costs rose rapidly in the first quarter of 2003. NYMEX natural gas rose 67%, averaging $5.44 per mmBTU in 2003 compared with $3.25 per mmBTU in 2002, while WTI crude oil prices rose 19%, from $26.08 per barrel to $31.04 per barrel. We implemented product surcharges in polyethylene to mitigate the impact of these rising costs. Price increases implemented throughout 2003, coupled with strong chemical and energy co-product pricing from the Corunna ethylene flexi-cracker, helped to offset some of the negative impact of increasing costs. Feedstock and operating costs increased $575 million, or approximately 36%, from $1,596 million in 2002 to $2,171 million in 2003.

Higher feedstock costs and increased demand in late 2003 and early 2004 caused us to announce further price increases. We announced a 4¢ per pound polyethylene price increase effective December 1, 2003 and a 5¢ per pound increase effective February 1, 2004. Implementation of announced price increases depends on many factors, including market conditions, the supply/ demand balance for each particular product and feedstock costs. Price increases have varying degrees of success. They are typically phased in and can differ by product or market. Benchmark price indices sometimes lag behind price increase announcements due to the timing of publication.

Operating Highlights

	2003				ANNUAL
(U.S. DOLLARS PER POUND EXCEPT WHERE NOTED)	Q1	Q2	Q3	Q4	2003	2002	2001
Benchmark Principal Product Prices (per pound)(1):
Ethylene(2)	$0.28	$0.30	$0.27	$0.28	$0.29	$0.22	$0.26
Polyethylene (weighted-average)(3)	$0.46	$0.51	$0.48	$0.50	$0.49	$0.38	$0.39
Benchmark Raw Material Prices:
NYMEX Natural Gas (per mmBTU)(4)	$6.60	$5.49	$5.10	$4.58	$5.44	$3.25	$4.38
WTI Crude Oil (per barrel)	$33.86	$28.91	$30.20	$31.18	$31.04	$26.08	$25.97

(1)   Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)   Source: Chemical Market Associates, Inc. (CMAI)-USGC Net Transaction Price.

(3)   Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America. Source for benchmark prices: Townsend Polymers Services Information.

(4)   Source: NYMEX Henry Hub 3-Day Average Close.

Polyethylene Sales Volumes

(MILLIONS OF POUNDS)	2003	2002	2001
NOVAPOL® Resins
Joffre LLDPE	1,256	1,229	1,129
Moore LDPE	261	265	265
Moore HDPE	392	349	381
SCLAIR® Resins	500	592	617
Advanced SCLAIRTECH™ Resins	600	410	188
Total	3,009	2,845	2,580

An August power disruption, impacting the midwestern and northeastern United States and Ontario, reduced earnings in 2003 by approximately $9 million.

Segment EBITDA, or operating income before depreciation and amortization, increased $46 million, or 20%, to $279 million in 2003 from $233 million in 2002. This margin improvement was mainly due to prices rising faster than feedstock costs.

In 2003, we announced the permanent shutdown of A-Line, one of our polyethylene production lines at the St. Clair River Site, in Corunna, Ontario. The A-Line shutdown is scheduled to occur during the second quarter of 2004 and will reduce linear low-density polyethylene capacity by 275 million pounds per year. Approximately 80% of the highest-margin A-Line products will be moved to lower-cost production lines, including about 30% to the Advanced SCLAIRTECH polyethylene plant in Joffre, Alberta. The shutdown will eliminate 8% of our polyethylene capacity and about 0.6% of total North American polyethylene capacity. This initiative will also impact 60 positions and reduce fixed costs by $5 million to $10 million per year.

— OLEFINS/POLYOLEFINS OPERATING RESULTS, 2002 VERSUS 2001 —

Our Olefins/Polyolefins business reported a net loss of $5 million in 2002, compared to a net loss of $2 million in 2001. The 2002 results were impacted by higher depreciation costs due to the full-year operation of our new Advanced SCLAIRTECH polyethylene plant. Segment EBITDA increased by $44 million, or 23%, from $189 million in 2001 to $233 million in 2002. The increase resulted from higher sales volumes. Polyethylene volumes were up 10%, or 265 million pounds, over 2001 with the majority of this increase coming from Advanced SCLAIRTECH resin sales in the United States. Volume gains were mainly offset by lower prices for most polyethylene grades. While average margins were similar in both 2001 and 2002, the trends were quite different. During 2001, margins deteriorated through the year, bottoming out in the fourth quarter. In 2002, margins generally increased through the first three quarters of the year, but fell off somewhat in the fourth quarter.

Feedstock and operating costs decreased $119 million, or approximately 7%, from $1,715 million in 2001 to $1,596 million in 2002. Average prices for natural gas and crude oil were flat to down versus 2001 levels. Despite additional costs for the Advanced SCLAIRTECH polyethylene plant, our fixed costs declined due to other cost reduction efforts.

Styrenics Business

— PETROCHEMICAL AND FEEDSTOCK ECONOMICS —

Styrene is produced from benzene and ethylene. All of the ethylene and a significant portion of the benzene requirements for our Sarnia styrene facility are supplied from our Corunna, Ontario olefins facility. The balance of the benzene feedstock is competitively purchased from nearby petroleum refineries. Except for approximately 30% obtained through swaps, the balance of ethylene and the entire benzene requirement for the Bayport and Channelview facilities is purchased from external sources.

Our global styrenic polymer feedstock requirements are currently satisfied through internal styrene monomer production and long-term supply arrangements. To acquire styrene monomer in Europe, we use a series of trans-Atlantic arrangements with other producers, at local-producer economics.

Three separate acquisitions of styrenics assets from ARCO Chemical Company, Huntsman Corporation and The Shell Petroleum Company Limited (Shell) in 1996, 1998 and 2000, respectively, resulted in us being net sellers of styrene monomer. Our current styrene monomer production capacity, together with long-term supply contracts, exceeds our annual requirements for styrenic polymer production by approximately 1 billion pounds. In a tight market, our long styrene position secures styrene for maximum styrenic polymer sales. It also allows us to sell scarce monomer at high prices in the spot market. In contrast, when demand for styrene and polystyrene weakens, we are forced to sell excess styrene monomer at low spot prices, which negatively impacts our profit margins.

— STYRENE MONOMER INDUSTRY DYNAMICS —

Financial results in our Styrenics business are driven in large part by the supply/demand balance for styrene monomer, since there is less capacity to make styrene than there is to consume it. Styrene monomer is a globally traded commodity with an established merchant market. When the global styrene monomer supply/demand balance tightens, operating rates increase and margins can be expected to expand once rates reach peak conditions. Peak market conditions for styrene monomer margins typically exist when nameplate operating rates for styrene monomer are at or above 92% for a sustained period of time. In peak conditions, a long styrene monomer position provides a source of earnings leverage.

Styrenics Financial Highlights

(MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS AND WHERE NOTED)	2003	2002	2001
Revenue(1)	$1,579	$1,305	$1,314
Operating loss	$(152)	$(118)	$(225)
Depreciation and amortization	111	100	98
Segment EBITDA(2)	$(41)	$(18)	$(127)
Net loss(3)	$(130)	$(102)	$(181)
Average capital employed(4)	$1,323	$1,248	$1,392
After-tax return on capital employed(5)	(7.1)%	(5.5)%	(10.6)%

(1)   Before intersegment eliminations.

(2)   See Supplemental Measures on page 40 for the definition of segment EBITDA.

(3)   Before distributions and dividends on preferred securities.

(4)   Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Average capital employed increased $80 million in 2003 as a result of exchange rate fluctuation.

(5)   Equals net loss plus after-tax interest expense divided by average capital employed.

— STYRENICS OPERATING RESULTS, 2003 VERSUS 2002 —

Styrenics business results declined in 2003, bringing our net loss to $130 million from a $102 million loss in 2002. Price increases implemented throughout 2003 kept pace with rapidly rising feedstock costs but were more than offset by higher natural gas-based utilities and distribution costs, as well as the negative impact of the outage on our Bayport styrene monomer facility. As feedstock costs rose in late 2003, and continue to rise in early 2004, we announced further price increases. These price increases were announced for styrene monomer and our full slate of styrenic polymers in both North America and Europe. The price increases were 3¢ to 6¢ per pound, with effective dates between December 2003 and March 2004. Implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for each particular product and feedstock costs. Price increases have varying degrees of success. They are typically phased in and can differ by product or market. Benchmark price indices sometimes lag behind price increase announcements due to the timing of publication.

Revenues increased $274 million, or 21%, from $1,305 million in 2002 to $1,579 million in 2003 due to pricing improvement and strong styrene monomer sales.

Feedstock and operating costs increased $290 million, or approximately 24%, from $1,215 million in 2002 to $1,505 million in 2003. Average benzene marker prices in North America rose 29% from $1.19 per gallon in 2002 to an average of $1.54 per gallon in 2003. Average benchmark prices for ethylene increased from $0.22 in 2002 to $0.29 in 2003.

On June 11, 2003, we had an explosion, which resulted in a fire, in the ethylbenzene manufacturing unit at our Bayport, Texas, styrene monomer production facility. The fire was extinguished with no personal injuries and minimal environmental impact. We fully supplied all global styrene monomer and polymer contract customers for the duration of the outage. Styrene monomer production resumed at Bayport at reduced rates on August 18, 2003, using shipments of ethylbenzene from our Sarnia, Ontario production facility and supplemental purchases of ethylbenzene. Ethylbenzene unit repairs have been completed at the Bayport facility, which became fully operational on January 18, 2004. This outage reduced our 2003 earnings by approximately $10 million (after-tax) due to the higher costs from purchasing and shipping ethylbenzene, lower operating rates and costs not covered by insurance. Our styrene monomer plants operated at 69% of capacity, somewhat lower than industry rates due to the outage at Bayport.

As a result of the damage, and subsequent repair of the ethylbenzene unit, we are delaying our previously announced debottleneck of the Bayport plant. Originally scheduled to be complete in the fourth quarter of 2004, the debottleneck and turnaround will be delayed by approximately six months. The delay will not have an impact on the previously announced long-term styrene monomer supply contract with BASF Corporation (BASF). We are able to supply BASF from existing production.

Styrene monomer benchmark contract prices in North America rose 8¢ per pound in 2003 from 33¢ per pound in 2002. Weighted-average solid polystyrene prices rose 9¢ during the same period due to higher feedstock costs.

Operating Highlights

	2003				ANNUAL
(U.S. DOLLARS PER POUND EXCEPT WHERE NOTED)	Q1	Q2	Q3	Q4	2003	2002	2001
Benchmark Principal Product Prices (per pound)(1):
Styrene monomer(2)	$0.43	$0.41	$0.40	$0.40	$0.41	$0.33	$0.31
Polystyrene (weighted-average)(3)	$0.55	$0.60	$0.52	$0.56	$0.56	$0.47	$0.44
Benchmark Raw Material Prices:
Benzene (per gallon)(2)	$1.78	$1.48	$1.41	$1.49	$1.54	$1.19	$1.02

(1)   Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)   Source: CMAI Contract Market.

(3)   Benchmark prices weighted according to NOVA Chemicals’ polystyrene sales volume mix in North America and Europe. Includes solid and expandable polystyrene, but excludes high performance styrenic polymers, DYLARK and other styrenic co-polymers. Source for benchmark prices: CMAI. CMAI’s published North American low-range contract/market high-heat crystal benchmark polystyrene prices received a one-time downward, non-market adjustment of 6¢ per pound beginning in June 2003. Months prior to June 2003 were not restated by CMAI.

Styrenic polymer volumes declined 3%, to 2,375 million pounds in 2003, from 2,461 million pounds in 2002, mainly as a result of lower demand. Styrene monomer volumes increased 4% as a result of stronger demand.

Styrenic Sales Volumes

(MILLIONS OF POUNDS)	2003	2002	2001
Styrene monomer(1)	1,305	1,257	1,014
Polystyrene	2,110	2,180	2,282
High performance styrenics including DYLARK	265	281	314
Total	3,680	3,718	3,610

(1)   Third-party sales only.

Our Styrenics business segment EBITDA in 2003 was a loss of $41 million compared to a loss of $18 million in 2002. The decline over 2002 was mainly due to lower margins.

— STYRENICS OPERATING RESULTS, 2002 VERSUS 2001 —

Our Styrenics business reported a net loss of $102 million in 2002, compared to a net loss of $181 million in 2001. Margins improved in 2002, as feedstock costs were lower than 2001. Segment EBITDA in 2002 was a loss of $18 million versus a loss of $127 million in 2001. The improvement over 2001 was mainly due to higher margins resulting from higher industry capacity utilization rates and lower average feedstock costs. In addition to better margins, our Styrenics business improved its performance by implementing several cost-cutting initiatives, including asset rationalization and restructurings.

Due to higher industry utilization rates, 2002 was a stronger year for styrene monomer. In 2001, market conditions for styrene monomer were weak, and we were forced to reduce our own styrene monomer production to meet minimum purchase obligations. This resulted in higher fixed-costs per pound on our produced styrene monomer. In addition, we sold higher-cost purchased monomer into a weak styrene monomer market. The negative impact on margins was approximately $65 million in 2001. In 2002, we did not reduce monomer production rates in our plants to meet minimum supply obligations, so the impact of our long styrene monomer position was neutral.

In addition, we also achieved $9 million (after-tax) in synergies related to Shell’s European solid polystyrene and expandable polystyrene businesses acquired in 2000.

Corporate and Other Items

— ASSET SALES —

Methanex Investment. In June 2003, we sold our investment in Methanex Corporation for net proceeds of $441 million. This resulted in a before-tax gain of $29 million and an after-tax gain of $61 million. During the period we held our investment, we recorded tax expense on equity earnings from Methanex. The recorded tax liability at the time of sale was $32 million. The sale was completed with no cash taxes payable, and accordingly, the previously recorded future income tax provision of $32 million was not required and was taken into income at the time of the sale.

Our share of Methanex’s earnings in 2003, up to the date of sale, was $37 million after-tax, compared with $5 million for the year 2002 and $11 million in 2001. These results included restructuring charges and asset writedowns of $27 million in 2002 and $3 million in 2001. Global methanol prices improved throughout 2002 and into 2003 due to supply limitations and a recovery in demand.

Fort Saskatchewan Ethylene Storage Facility. We sold our interest in the Fort Saskatchewan Ethylene Storage Facility in 2003 for net proceeds of $123 million, which resulted in a before-tax gain of $76 million and an after-tax gain of $64 million. The total gain on this transaction was $114 million before-tax, of which $38 million has been deferred and will be amortized over the 20-year term of the storage contract. The deferral will partially offset our annual costs associated with this new Fort Saskatchewan ethylene storage contract.

Cochin Pipeline. We realized a gain in 2002 of $59 million before-tax ($36 million after-tax) from the sale of our interest in the Cochin Pipeline.

— OTHER OPERATING EXPENSES —

Depreciation and amortization expense increased by $32 million, or 12%, from $266 million in 2002 to $298 million in 2003. The increase in 2003 was primarily due to higher Canadian dollar and euro denominated asset values when translated into U.S. dollars. Depreciation and amortization also increased in 2002 over 2001 by $36 million. The increase in 2002 was primarily the result of additional depreciation associated with the full year operation of our Advanced SCLAIRTECH polyethylene plant and related infrastructure. In June 2004, the cost-of-service contract for our second ethylene cracker (E2) in Joffre, Alberta will expire. As a result, depreciation and amortization will be reduced by approximately $30 million annually as this facility will be fully depreciated at that time.

Research and development spending increased $6 million, or 15%, from $39 million in 2002, to $45 million in 2003, and increased $5 million over 2001. This increase in spending reflects our continued investment and focus on Advanced SCLAIRTECH and Styrenics higher-margin growth products.

Selling, general and administrative (SG&A) expenses increased $10 million, or 6%, from $169 million in 2002, to $179 million in 2003 due to the higher Canadian dollar and euro. Continued cost reduction and streamlining efforts offset some of this currency related increase.

— RESTRUCTURING CHARGES —

In 2003, a restructuring charge of $15 million ($10 million after-tax) was related to the announced shutdown of one of our polyethylene production lines at our St. Clair River Site, in Corunna, Ontario. This charge was comprised mainly of asset writedown and severance costs. In 2002, a charge of $20 million ($15 million after-tax) was related to streamlining our operations in many areas of our company and was primarily severance related. In 2001, we had a charge of $27 million ($17 million after-tax), which related to employee severance, as well as project and other asset writedown costs.

— INTEREST EXPENSE —

Net interest expense in 2003 remained essentially flat at $89 million as compared to $87 million in 2002. In 2001, interest costs were $88 million, however, we capitalized $18 million of interest costs relating to the Joffre expansion in 2001.

— INCOME TAXES —

Income tax recoveries increased significantly in 2003 to $61 million from $13 million in 2002, and declined slightly from $83 million in 2001. The increase in 2003 was primarily the result of reversing previously recorded income tax provisions, which were no longer required as a result of nonstrategic asset sales and other matters. The decline from $83 million in 2001 to $13 million in 2002 was due to reduced losses in 2002, as well as additional tax benefits from unusual items in 2001.

— NET LOSS TO COMMON SHAREHOLDERS —

For 2003, we reported a net loss to common shareholders of $1 million compared to a net loss to common shareholders of $112 million in 2002 and a net loss to common shareholders of $161 million in 2001. Our performance improved in 2003, over 2002 and 2001, as demand recovered slightly over the period and price increases kept ahead of volatile feedstock costs. In addition, the sale of our interest in Methanex and the Fort Saskatchewan Ethylene Storage Facility resulted in gains of $125 million after-tax in 2003.

Liquidity and Cash Flow

Our principal sources of liquidity in 2003 were cash flows from asset sales, operations, accounts receivable securitization programs and borrowings under our revolving credit facility. Our principal uses of cash were capital expenditures, debt reduction and debt service.

— CASH FLOW —

Increasing total cash flow from the business was our top priority in 2003. We sold non-strategic assets, which allowed us to reduce debt by $114 million and increase our cash and cash equivalents on hand to $212 million. We also invested in working capital during the year, primarily due to higher Cash Flow Cycle Time of 28 days versus an unsustainably low 20 days at the end of 2002. This is in contrast to 2002, when we significantly reduced working capital.

A summary of the cash inflows and outflows which contributed to our debt reduction is shown below:

(MILLIONS OF DOLLARS)	2003	2002	2001
Inflows
Funds generated from operations	$140	$153	$94
Reduction (increase) in operating working capital	(125)	206	184
Cash generated from operations	15	359	278
Asset sale proceeds	564	82	—
Foreign exchange and other	—	12	14
Total inflows	579	453	292
Outflows
Capital expenditures (net of project advances)	(119)	(70)	(168)
Turnaround costs, long-term investments and other assets	(57)	(18)	(156)
Dividends and distributions	(54)	(54)	(56)
Foreign exchange and other	(37)	—	—
Total outflows	(267)	(142)	(380)
Reduction (increase) in cash	(198)	(4)	17
Debt Reduction (Addition)	$114	$307	$(71)

Inflows of Cash. Funds from operations were $140 million in 2003, down from $153 million in 2002 and up from $94 million in 2001. Working capital increased by $125 million in 2003, due to higher-priced inventories and accounts receivables. We continued our focus on Cash Flow Cycle Time (CFCT), which is measured as operating working capital divided by average sales. In 2002 we reduced our investment in working capital to a very low 20 days. We ended 2003 with 28 days CFCT. We believe we can sustain CFCT between 25 and 30 days of sales, over the long-term, which will allow us sufficient working capital to meet growing demand. In total, we generated $15 million in cash from operations versus $359 million in 2002 and $278 million in 2001.

Asset sales contributed the most significant amount of cash in 2003. The sale of our interest in Methanex Corporation generated net cash of $441 million; and the Fort Saskatchewan Ethylene Storage Facility sale contributed an additional $123 million.

Outflows of Cash. We increased our capital spending program to $119 million, (net of project advances) in 2003 compared to the $70 million spent in 2002. Capital spending was $168 million in 2001. From 2003 to 2007, our capital expenditures, net of project advances, are expected to average about $155 million per year, or approximately 50% of depreciation charges. During 2003, we received $11 million in cash in the form of project advances, (2002 – $1 million and 2001 – $nil), which reduced the cash required for capital expenditures.

We also spent $29 million in 2003 for scheduled maintenance of facilities, known as turnarounds. We expect to spend approximately $6 million on scheduled turnarounds in 2004.

— COMMITMENTS —

We have various commercial commitments, including operating leases for office space and railcars and unconditional purchase obligations related to minimum amounts of feedstock and other raw material purchases pursuant to agreements entered into to secure short- and long-term supply. Prices are typically based on market or a cost-plus basis, and fluctuate with changes in the underlying raw material indices. Obligations have been calculated using current pricing for purposes of the chart below.

Contractual Cash Obligations

	PAYMENTS DUE BY PERIOD
AS AT DECEMBER 31, 2003 (MILLIONS OF DOLLARS)	TOTAL	2004	2005-2006	2007-2008	AFTER 2008
Long-term debt(1)	$1,101	$—	$405	$4	$692
Capital leases	—	—	—	—	—
Operating leases(2)	594	48	83	68	395
Unconditional purchase obligations(3)	7,734	2,124	2,236	1,502	1,872
Total contractual cash obligations	$9,429	$2,172	$2,724	$1,574	$2,959

(1)   Includes current portion and bank loans.

(2)   Includes property, railcar and other equipment leasing commitments.

(3)   We could mitigate the impact of excess quantities of raw materials and feedstock commodities resulting from fixed purchase commitments by reselling these products at market prices.

— LIQUIDITY —

We meet our short-term liquidity needs through the generation of funds from operations, cash-on-hand, our accounts receivable securitization programs, and borrowing capacity under our revolving credit facility. In addition, we continue to consider the sale of certain non-strategic assets.

Senior Notes Offering. On January 13, 2004, we issued $400 million of 6.50% Senior Notes due 2012. These Senior Notes were issued with investment-grade covenants and are identical in all material respects to the covenants on our existing bonds. Net proceeds of the offering will be used to redeem, on March 1, 2004, the 9.04% preferred securities due 2048 and the 9.50% preferred securities due 2047. The two issues of preferred securities total $382.5 million. The balance of the proceeds will be used for general corporate purposes. These transactions will reduce annual financing costs by approximately $10 million.

Credit Facility. As of December 31, 2003, we had no borrowings under our $300 million secured credit facility, except for operating letters of credit of $53 million. In conjunction with the Senior Notes offering described above, we amended the credit facility to extend its expiration date to April 1, 2007, relaxed the Minimum Cash Flow to Interest Expense covenant for the first and second quarters of 2004, and adjusted the definition of debt to consolidated debt, which will include all cash with the exception of any restricted cash. The covenants related to this revised facility are as follows:

DECEMBER 31, 2003
COVENANT	REQUIREMENT		ACTUAL	PRO FORMA(4)
Minimum Cash Flow to Interest Expense(1):
12 months ending December 31, 2003	1.25 : 1.0		1.82	1.96
12 months ending March 31, 2004	1.50 : 1.0		—	—
12 months ending June 30, 2004	1.75 : 1.0		—	—
12 months ending September 30, 2004, and thereafter	2.00 : 1.0		—	—
Maximum Net Debt to Total Capitalization(2):	55%		36.1%	49.1%
Minimum Shareholders’ Equity(3):	$1.0 billion plus 50 of positive earnings	%	$1.9 billion	$1.5 billion

(1)   As defined in the revolving credit facility, cash flow equals consolidated net income (loss), in accordance with Canadian GAAP, adding back interest expense, income taxes, depreciation and amortization, extraordinary gains or losses (including gains and losses on sales of assets) and other non-cash items. Interest expense includes preferred securities dividends and distributions.

(2)   As defined in the revolving credit facility, net debt includes items not in accordance with Canadian GAAP, such as obligations under operating leases (if in excess of a specified percentage of consolidated assets) and amounts outstanding under the accounts receivable securitization program. The definition also provides for debt to be offset by cash, other than restricted cash, in arriving at net debt for purposes of this covenant.

(3)   Shareholders’ Equity is defined in accordance with Canadian GAAP and includes changes in the cumulative translation adjustment account (CTA). Previously, the calculation excluded changes in CTA after December 31, 2002.

(4)   Pro forma calculations assume that the issuance of $400 million of Senior Notes and the redemption of preferred securities as described above occurred on December 31, 2003, with respect to net debt to total capitalization and shareholders’ equity, and on January 1, 2003 with respect to cash flow to interest expense.

We are in compliance with the amended covenants under the revolving credit facility.

Off-Balance-Sheet Arrangements — Accounts Receivable Securitization. Our off-balance-sheet financing activities are limited to participation in accounts receivable securitization programs. We have been engaged in the current programs since 1999 to obtain lower financing rates than those available to us from other sources. During 2003, the programs were renewed until July 12, 2004. We expect the programs will be renewed prior to July 12, 2004. In the event they are not renewed, we expect we would have sufficient cash and available credit facilities to repay any amounts outstanding. We sell trade accounts receivable to third parties, on a revolving basis, to a maximum of $195 million (see Note 3 to the Consolidated Financial Statements). At December 31, 2003, $177 million in receivables were sold under the programs. Of this amount, $117 million was sold via a special purpose entity (SPE) that is 100% owned by NOVA Chemicals. The SPE isolates the sold receivables and the related cash collections for the exclusive benefit of the purchasers. We have no right to any cash collected from these receivables; therefore, neither the receivables nor any obligation to the purchasers is reflected in our financial statements. We conduct no other business through SPE’s.

Total Return Swap. In connection with the acquisition of styrenics assets from Huntsman Corporation in 1998, our subsidiary, NOVA Chemicals Inc., issued retractable preferred shares with a liquidation preference of $198 million as partial consideration. Holders of the retractable preferred shares have the right to exchange the shares (a retraction) for NOVA Chemicals’ common shares (plus preferred shares if the market value of such common shares is less than $198 million).

During 2001, 2002, and 2003, certain changes were made to the terms of the retractable preferred shares and related stockholder agreements. These changes provide us with the right to call the retractable preferred shares on or after December 15, 2001 and repurchase the retractable preferred shares prior to any retraction into NOVA Chemicals common shares. If we do not exercise our repurchase rights prior to March 15, 2005, the market-based exchange rate at which the retractable preferred shares may be retracted into NOVA Chemicals common shares (and, accordingly, the effective price at which the common shares would be issued) will be fixed on that date. The number of NOVA Chemicals common shares issuable upon a retraction remains limited to a maximum of 8.5 million shares with the balance of the obligation, if any, met through the issuance of NOVA Chemicals preferred shares. The dividend rate on the retractable preferred shares is 2% per year.

We also entered into a total return swap, which terminates on March 15, 2005, with respect to the retractable preferred shares. Under the terms of the total return swap: (i) the counterparty pays us an amount equal to the fixed dividend on the retractable preferred shares; (ii) we pay the counter-party LIBOR plus a spread; (iii) we are obligated under the swap to provide initial margin (cash, government securities or a letter of credit) equal to 20% of the original notional amount of $191 million, which is currently satisfied by a letter of credit issued by a third-party for which we pay a fee; (iv) we are also required to provide maintenance margin in the form of restricted cash for any negative changes in the equity value of the retractable preferred shares; and (v) the counterparty pays us for any positive changes in the equity value of the retractable preferred shares.

We have provided $65 million of restricted cash to reduce the notional amount of the swap from $191 million to $126 million. As a result, prior to March 15, 2005, we can redeem the potentially dilutive security for an additional $126 million.

Beginning in 2004, changes in the equity value of the retractable preferred shares during the term of the swap will be determined based on changes in the average price of the outstanding 7% Senior Notes due 2005 and 7% Medium-Term Notes due 2006 issued by NOVA Chemicals (see Note 8 to the Consolidated Financial Statements).

If we default on other debt with an aggregate principal amount of $25 million or more, or the closing price of NOVA Chemicals common shares is $12.00 U.S. or less, and upon certain other credit events, the counterparty will have the right to sell the retractable preferred shares to a third-party and terminate the swap. We would then owe the counterparty the difference between the actual sale price received by the counterparty and the most recent adjusted notional equity value of the retractable preferred shares (in the event the difference was negative).

Capitalization. At the end of 2003 our net debt to total capitalization ratio was at 32%, after deducting cash and cash equivalents from total debt. In August 2003, we redeemed at par our $150 million of 7% debentures due August 15, 2026, from available cash. We have no current debt outstanding at December 31, 2003. Our next long-term debt maturity occurs in 2005 for $100 million.

Financial Ratios

DECEMBER 31 (MILLIONS OF DOLLARS, EXCEPT AS NOTED)	2003		2002		2001
Long-term debt(1)	$1,101		$1,215		$1,522
Less: cash and cash equivalents	(212)		(14)		(10)
Total debt net of cash and cash equivalents	889		1,201		1,512
Shareholders’ equity	1,890		1,561		1,614
Total capitalization(2)	$2,779		$2,762		$3,126
Net debt to total capitalization(3)	32.0%		43.5%		48.4%
Interest coverage (deficiency) on long-term debt(4)	0.9	x	(0.1	)x	(1.7	)x

(1)   Includes current portion and bank loans.

(2)   Total capitalization reflects shareholders’ equity and total debt net of cash and cash equivalents. (See Supplemental Measures below).

(3)   If cash and cash equivalents are not netted against long-term debt, the debt to total capitalization ratio would be 37%.

(4)   Interest coverage (deficiency) on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes divided by annual interest requirements on long-term debt.

Credit Ratings. Our current senior unsecured debt ratings are as follows: DBRS — BBB (low) (stable); Standard & Poor’s — BB+ (negative); and Moody’s — Ba2 (stable). In January 2004, Standard & Poor’s lowered our outlook from stable to negative coincident with the private placement of $400 million aggregate principal amount of 6.50% Senior Notes due 2012.

— SUPPLEMENTAL MEASURES —

In addition to providing measures in accordance with Canadian GAAP, we present certain supplemental measures. These are EBITDA (defined below) and net income (loss) to common shareholders before unusual items. We also define total capitalization to be net of cash and cash equivalents in accordance with the debt covenants for our $300 million revolving credit facility. These measures do not have any standardized meaning prescribed by Canadian GAAP and are, therefore, unlikely to be comparable to similar measures presented by other companies.

Due to new U.S. SEC rules, certain items are no longer excluded when presenting non-GAAP financial measures. EBITDA no longer excludes restructuring charges and net income or loss to common shareholders before unusual items also does not exclude restructuring charges, and certain other items previously considered unusual in nature. Prior periods have been restated to reflect these new determinations.

EBITDA. This measure is provided to assist investors in determining our ability to generate cash from operations. Under the Corporation’s definition, EBITDA can be determined from the consolidated statements of income (loss) by adding back income taxes, interest expense, other gains and losses, equity in the earnings (losses) of affiliate, and depreciation and amortization to net income (loss).

	2003	2002	2001
Net income (loss)	$28	$(81)	$(128)
Income tax recovery	(61)	(13)	(83)
Other (gains) and losses	(92)	(59)	(58)
Equity in earnings of affiliate	(39)	(5)	(14)
Interest expense (net)	89	87	88
Depreciation and amortization	298	266	230
EBITDA	$223	$195	$35

Segment EBITDA is determined as segment operating income or loss before depreciation and amortization.

Net Loss to Common Shareholders Before Unusual Items. This measure is provided to assist investors in assessing earnings performance from ongoing operations. Certain items such as gains and losses from sales of assets are excluded if they are not considered to be in the ordinary course of business. A listing of unusual items (after-tax) for the periods presented is as follows:

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2003	2002	2001
Net loss to common shareholders before unusual items	$(118)	$(148)	$(161)
Unusual items:
Gain on sale of Methanex Corporation	61	—	—
Gain on sale of Fort Saskatchewan Ethylene Storage Facility	64	—	—
Gain on sale of Cochin Pipeline	—	36	—
Bayport charge	(8)	—	—
Total unusual items	$117	$36	$—
Net loss to common shareholders after unusual items	$(1)	$(112)	$(161)

Effective March 28, 2003, new SEC rules in the U.S. came into effect with respect to non-GAAP financial measures, and accordingly, certain information in prior periods has been restated. Unusual items have been limited to those items or events which do not occur with any frequency and are outside of normal operations. The sale of our interests in non-strategic assets, and the explosion and fire at our Bayport, Texas styrene monomer production facility have no ongoing impact on operations.

— DIVIDENDS AND DISTRIBUTIONS —

Common Share Dividends. We have paid dividends on our common shares at the current rate of $0.10 Canadian dollars per quarter. In 2003, we paid $25 million in dividends on our common shares. There are currently no material contractual restrictions on our ability to declare and pay dividends on our common shares. The declaration and payment of dividends is at the discretion of our Board of Directors, who will consider earnings, capital requirements, our financial condition and other relevant factors. It is, however, our intention to retain most of our earnings to support current operations, further reduce debt and continue to pay dividends at historic levels.

Preferred Securities Distributions. We pay distributions on our preferred securities on a quarterly basis, at an annual rate of 9.50% on $210 million of preferred securities due 2047 and 9.04% on $172.5 million of preferred securities due 2048. On March 1, 2004, we will redeem the preferred securities from the net proceeds of a Senior Notes offering described on page 38.

Retractable Preferred Share Dividends. We pay 2% annual dividends on the $198 million retractable preferred shares. These dividends are deducted from income when determining diluted earnings per share. Holders of the retractable preferred shares have the right to exchange the shares (retraction) for our common shares (plus our preferred shares if the market value of such common shares is less than $198 million).

If the retractable shares are not retired or the conversion date extended, the market-based exchange rate at which the retractable preferred shares may be retracted into our common shares (and accordingly the effective price at which the common shares would be issued) would be determined on March 15, 2005.

— APPLICATION OF CRITICAL ACCOUNTING ESTIMATES —

We believe the following represent the estimates most critical to the application of our accounting policies. Management has discussed the development and selection of these critical accounting estimates with the Audit, Finance and Risk Committee of our Board of Directors and the Audit, Finance and Risk Committee has reviewed our disclosure relating to such estimates in this Management’s Discussion and Analysis.

Plant, Property and Equipment (PP&E). Judgmental aspects of accounting for PP&E involve estimates of the life of the assets, the selection of an appropriate method of depreciation over the life of the assets and determining whether an impairment of our assets exists. These assessments are critical due to their potential impact on our earnings.

Canadian and U.S. GAAP require that if the sum of the future net cash flows, together with the residual value expected to result from a company’s assets, undiscounted and without interest charges, is less than the reported value of the asset, asset impairment must be recognized in the financial statements by a charge to earnings.

Our Olefins/Polyolefins business has an established long-term record of profitability and, based on current asset carrying values and expected future cash flows, we have concluded the carrying value of its assets is appropriate. In 2003, we announced the shutdown of a single polyethylene line at our St. Clair River facility in Corunna, Ontario. As a result, we wrote off the remaining assets, resulting in a $6 million (after-tax) charge to earnings in the third quarter of 2003.

Our Styrenics business has not been as profitable, and in recent years has reduced production capacity due to poor market conditions. In 2002, we temporarily idled EPS units at our Carrington, United Kingdom plant and shut down several reactors in Europe and North America. Despite these actions we have determined that the undiscounted sum of the expected future cash flows from all of our Styrenics plants exceed the recorded value of those plants and, as a result, there is no impairment under Canadian or U.S. GAAP.

Our estimate of future cash flows is based on historical operating performance and the assumption that the business cycle pattern will continue in the future. Historically, there have been peaks in earnings performance, characterized by a tight supply/demand balance and improving margins, followed by trough periods when supply exceeds demand and lower margins result. We have assumed that we will earn margins in the future that are similar to margins earned in the past and that we will have a similar cost structure.

In addition, we are able to choose from alternative methods of depreciation. We have chosen the straight-line method rather than other methods, such as unit of production, because the straight-line method is more conservative, requires less estimation and judgment, and is a systematic and rational basis reflecting the period over which the assets’ benefit is recognized.

Environmental Liabilities. Canadian GAAP requires companies to record liabilities associated with future plant decommissioning and site restoration costs on both active and inactive plants at their fair value based on a discounted value of the expected costs to be paid when the assets are retired.

At December 31, 2003, we had $31 million of accumulated reserve for these activities. This accumulated reserve is comprised of approximately $12 million anticipated to be required for the decommissioning and site restoration of plant sites that have been divested or are no longer in use and approximately $19 million for currently operating plant sites.

For currently operating plant sites, we have undertaken an evaluation of the costs to conduct decommissioning and site restoration required to satisfy our projected obligations under applicable environmental requirements upon termination of operations at these sites. Canadian GAAP requires that we record the present value of inflation-adjusted decommissioning and site restoration costs as increases to the carrying values of the assets and depreciate this amount over the estimated remaining lives of the assets. We have determined a further $112 million, in today’s dollars, may be required to decommission and restore operating plant sites. This amount does not include any deduction for salvage or land value that may be realized, however, these will be taken into consideration as the assets are depreciated. Since these plants may be in operation in excess of 40 years, significant uncertainty exists concerning the nature of the decommissioning and site restoration activities that may be required. Furthermore, significant judgment is involved in the estimation process, since the value of salvage, degree of natural attenuation, evolution of new technologies and potential future land uses may mitigate future environmental liabilities and potential costs.

The amount of $112 million is approximately $225 million to $250 million after adjusting for inflation as is required by Canadian GAAP. The present value of this future amount (using a credit-adjusted risk-free rate of 10.5% to discount the estimated future cash flows) is approximately $19 million, which has been accrued in anticipation of these activities. This estimated liability of $19 million will increase, or accrete, each year over the lives of the active plants, until it reaches the $225 million to $250 million expected to be incurred on closure of the plants. The resulting expense is referred to as accretion expense and is included in operating expenses.

Pensions. Canadian GAAP requires that actuarial gains and losses be recognized in our income using a systematic and consistent methodology. We have chosen to amortize such gains and losses over the estimated remaining service lifetime of the employee group to the extent these gains or losses exceed 10% of the greater of the accrued benefit obligation or market value of assets. We chose this alternative because it avoids recognizing into income large unrealized gains or losses in individual years. Immediate recognition of such gains and losses would introduce significant volatility into our earnings. Cumulative unrealized actuarial gains and losses have ranged from a $61 million gain at December 31, 1999, to a $118 million loss at December 31, 2003.

We also make assumptions concerning factors such as mortality, termination, retirement and other rates as well as the expected return on plan assets, rate of increase in future compensation and discount rate. These assumptions can impact our pension obligations and pension expense. We use the latest published mortality rate tables and select other assumptions in line with our actual experience, always choosing the conservative end of the range. The expected return on plan assets reflects our estimate of asset returns over the life of the pension plans, not our actual return in any given year. Changes in these assumptions would need to be dramatic to cause a material impact to our pension obligation or pension expense amounts. For example, a 1% change in the expected return on plan assets would only impact earnings by approximately $3 million after-tax, and a 1% change in our discount rate would impact earnings by approximately $8 million after-tax.

We contributed $17 million to all of our defined benefit pension plans in 2003. The contributions were based on the most recently filed valuations with pension regulators in various countries. Funding for our pension plans is largely driven by the North American pension plans, as they constitute the significant portion of our pension plan assets and obligations. For 2004, funding is expected to rise to $27 million for all of our plans as employees accrue additional pension benefits and special payments are made to cover the shortfall between assets and liabilities. Further increases in contributions are anticipated in 2005, when the next valuation is done on the Canadian defined benefit plan.

— ACCOUNTING STANDARDS —

Asset Retirement Obligations. In March 2003, the CICA issued new recommendations regarding accounting for asset retirement obligations, which are effective for fiscal years beginning on or after January 1, 2004. This standard harmonizes Canadian GAAP with U.S. Financial Accounting Standards Board Statement No. 143, “Accounting for Asset Retirement Obligations,” which became effective January 1, 2003. We chose to adopt the CICA recommendations early, effective January 1, 2003, to be consistent with U.S. GAAP reporting.

The new standard changes the method for recognition of obligations, or liabilities, associated with the retirement of plant, property and equipment. The liabilities are initially recorded at their estimated fair value, which is based on a discounted value of the expected costs to be paid when the assets are retired. The amount is added to the carrying values of the assets and depreciated over the estimated remaining lives of the assets. The liability increases each period as the amount of the discount decreases over time. The resulting expense is referred to as accretion expense and is included in operating expenses. The liability and associated capital assets are also adjusted for any changes in the estimated amount or timing of the underlying future cash flows. Previously, asset retirement obligations were accrued over the estimated remaining useful lives of the plants. See Note 20 to the consolidated financial statements for further information.

Stock-Based Compensation. In 2003, the Canadian Accounting Standards Board (ASB) issued revisions to CICA Handbook Section 3870, Stock-Based Compensation. Public companies will now be required to expense all stock-based compensation awards including those made to employees, senior executives and board members effective January 1, 2004. Prior to January 1, 2004, we utilized the intrinsic-value method of accounting where compensation expense, if any, was measured based on the excess of the market price of the stock over the option’s exercise price on the date of grant. As options are generally granted at the market price on the date of grant, no compensation cost resulted. We will change our method of accounting for stock options to the fair-value based method beginning January 1, 2004 on a retroactive basis with no restatement of prior periods. We have provided disclosures of what net income (loss) would have been had we followed the fair-value method in 2001 to 2003. These disclosures are provided in Note 13 to the consolidated financial statements.

Derivative Instruments and Hedging Activities. In 2003, the ASB issued Accounting for Derivative Instruments and Hedging Activities (CICA Accounting Guideline 13) effective January 1, 2004. This statement requires that all derivative instruments not used in qualifying “hedging activities” must be recorded on the balance sheet at fair value and marked-to-market through earnings. Certain derivative instruments commonly used in NOVA Chemicals’ commodity risk management program will not qualify for hedge accounting treatment and changes in their market value will be reflected in earnings.

— DISCLOSURE OF MARKET AND REGULATORY RISK —

The Audit, Finance and Risk Committee of our Board of Directors regularly reviews foreign exchange, interest rate and commodity hedging activity and monitors compliance with our hedging policy. Our policy prohibits the use of financial instruments for speculative purposes and limits hedging activity to the underlying net economic exposure.

Foreign Exchange Hedging. We conduct business in various countries where certain revenues and expenses are determined in currencies other than the U.S. dollar. Our earnings exposure to the Canadian dollar was hedged, through March 2003, with forward contracts to fix the exchange rate. The Canadian dollar averaged 0.65¢ per U.S. dollar during the first quarter of 2003, which was lower than the fixed rates in the forward contracts. As a result, after-tax earnings in 2003 was $3 million lower than it would have otherwise been.

We have not hedged our exposure to fluctuations in the Canadian dollar since March 2003 nor have we hedged fluctuations in any other currency.

Commodity Hedging and Feedstock Acquisition. We manage our exposure to fluctuating commodity prices on our physical feedstock requirements by varying our mix of fixed and floating price contracts and by entering into commodity futures contracts, swaps and options. The extent to which hedging instruments are used depends on market conditions and requires adherence to our hedging policy. We also limit our positions in futures markets to our feedstock requirements and do not use hedging instruments for speculative purposes.

Our feedstock acquisition team manages our exposure in the volatile natural gas and crude markets in an effort to moderate the risks of fluctuations in feedstock prices and to reduce overall feedstock costs. As a result of our hedging activities, after-tax earnings in 2003 decreased by $5 million compared to an increase of $9 million in 2002. On December 31, 2003, the unrecognized after-tax, mark-to-market value of all outstanding commodity positions was a net gain of $4 million ($3 million after-tax) which includes $12 million ($8 million after-tax) related to certain liquidated natural gas and crude positions. Liquidated gains are recognized in earnings over the remaining terms of the related feedstock purchase commitments to March 2005.

Interest Rate Hedging. We use interest rate swaps to manage our mix between fixed and floating interest rate exposure. In October and November of 2003, we entered into floating-for-fixed interest rate swap transactions on $550 million of Medium-Term Notes. As a result, at December 31, 2003, 48% of our debt had fixed interest rates averaging 7.5% and 52% of our debt had floating interest rates averaging 4.8%. These positions had an estimated fair-market value of $4 million at December 31, 2003.

Credit Risk Management. We are exposed to credit risk on financial instruments given the possibility a counterparty to an instrument in which we are entitled to receive payment of an unrealized gain fails to perform. NOVA Chemicals has established a limit on contingent exposure for each counterparty, based on the counterparty’s credit rating. Credit exposure is managed through credit approval and monitoring procedures.

Concentration of credit risk can result primarily from our receivables, as certain customer groups are located in the same geographic area and operate in the same industry. We manage our credit risk relating to these receivables through credit approval and monitoring procedures. For further details on our hedging activities, please see Note 23 to the consolidated financial statements.

— SUMMARIZED QUARTERLY FINANCIAL INFORMATION —

THREE MONTHS ENDED (UNAUDITED; MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)	2003				2002
	MAR 31	JUNE 30	SEPT 30	DEC 31	MAR 31	JUNE 30	SEPT 30	DEC 31
Revenue	$977	964	967	1,041	$662	777	806	846
Operating income (loss)	$14	(36)	(56)	3	$(53)	1	(1)	(18)
Net income (loss)	$12	82	(58)	(8)	$(23)	(14)	(5)	(39)
Net income (loss) per share
— Basic	$0.05	0.86	(0.75)	(0.18)	$(0.35)	(0.25)	(0.14)	(0.56)
— Diluted	$0.05	0.79	(0.75)	(0.18)	$(0.35)	(0.25)	(0.14)	(0.56)
Weighted-average common shares outstanding (millions)
— Basic	86.7	86.8	86.8	87.0	86.0	86.3	86.4	86.5
— Diluted	87.4	96.0	86.8	87.0	86.0	86.3	86.4	86.5